G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

March 3, 2021

Via EDGAR

Tim Buchmiller

David Gessert

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 23, 2021
CIK No. 0001760764

Dear Sirs:

The purpose of this letter is to respond to the comment letter of March 1, 2021 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned Amendment No. 1 to Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On March 3, 2021, we publicly filed Registration Statement on Form F-1, incorporating changes based on your comments (the “Form F-1”). Page references in our responses are to the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1

Recent Developments, page 6

1.	In order to provide a more balanced presentation, please revise your presentation of Preliminary Results for the Year Ended December 31, 2020 here and elsewhere in your filing to disclose your estimated net income/loss for the period in addition to your current presentation of estimated, unaudited revenues.

Response: The estimated net income/loss for the period ended December 31, 2020 is still being calculated and cannot currently be presented. Accordingly, and in response to the Staff’s comment, we have removed the “Preliminary Results for the Year Ended December 31, 2020” disclosure from the Form F-1. The Company may add this disclosure back, together with the net income/loss, in a later amendment.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett
Jeanne Baker
David Huberman